Exhibit 11.1

Computation of Loss Per Share
(Unaudited)

Basic and Diluted Loss Per Share

	Loss (numerator)	Shares (denominator)	Per-share amount
For the three months ended March 31, 2001
Loss available to common shareholders	$(1,257,000)	25,963,000	$(.05)
Effect of dilutive securities – employee and producer stock options (1)	—	—	—
Diluted loss per share	$(1,257,000)	25,963,000	$(.05)

For the three months ended March 31, 2000	(Restated)		(Restated)
Loss available to common shareholders before cumulative effect of accounting change	$(821,000)	26,345,000	$(.03)
Cumulative effect of accounting change	(226,000)	—	(.01)

Loss available to common shareholders	$(1,047,000)	26,345,000	(.04)
Effect of dilutive securities – employee and producer stock options (1)	—	—	—

Diluted loss per share	$(1,047,000)	26,345,000	$(.04)

(1)	The diluted share base for the three months ended March 31, 2001 and 2000 exclude incremental shares of 2,734,000 and 2,293,000, respectively, related to employee and non-employee stock options. These shares are excluded due to their antidilutive effect as a result of the Company’s net losses incurred during the respective periods.